NAME OF REGISTRANT:   The Green Century Equity Fund
NAME OF PERSON RELYING ON EXEMPTION:  The Green Century Equity Fund
ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Proposal No. 6 on Target Corporations 2012 Proxy Statement:
Argument in Favor
RESOLVED:

The shareholders request that the board of directors adopt a policy prohibiting the use of corporate funds for any political election or campaign.

SUPPORTING STATEMENT:

We believe this policy should include any direct or indirect contribution that is intended to influence the outcome of an election or referendum. It should also prohibit the use of trade associations or non-profit corporations from channeling our company’s contributions or membership dues to influence the outcome of any election or referendum.

The Green Century Equity Fund has submitted this proposal for consideration by fellow shareholders.  We urge you to cast a “yes” vote in favor of this proposal for the reasons outlined below.

Our proposal seeks to ensure that Target Corporation protects itself from the reputational damage that may come from spending corporate general treasury funds to influence electoral politics. The company has experienced firsthand the impact that controversial contributions can have on the company’s reputation and employee morale demonstrating that such spending can result in business risk.  As a result, we believe the only way to eliminate such a risk entirely is to refrain from making political contributions.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; The Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event.  The Green Century Equity Fund urges shareholders to vote for Item number 6 following the instruction provided on the management’s proxy mailing.

Rationale for a “Yes” vote:
1.	Corporate political spending is fraught with risk. By eliminating such spending, companies can reduce risk and protect shareholder value.

2.	While consensus is far from established, some academic studies indicate that political spending may not have a positive impact on the company’s bottom line and, in fact, may erode shareholder value.
3.	The proposal would not curtail the company’s ability to engage in the political process as it has other means to communicate its views to policymakers.
4.	There are a growing number of companies that are making the determination that it is in their best interest to refrain from political giving.

Corporate political spending is fraught with risk and increasingly unpopular with the general public
Corporate political spending is risky
The Supreme Court’s January 2010 Citizens United decision reversed the long standing prohibition on the unlimited use of corporate treasury funds for political purposes. Shareholders are increasingly concerned that such funds, which can be funneled to SuperPACS, trade associations and other organizations for political use, often without proper oversight or board and shareholder knowledge, could create a risk to shareholder value.

In 2010, Target experienced firsthand the backlash and impact that making controversial contributions can have.

A Bloomberg Business Week piece summed up the situation as follows:

“Target (TGT), the second-largest U.S. discount retailer, has become an early test case of a Supreme Court ruling that allows companies to spend unlimited amounts to sway voters in federal races. It donated to a business advocacy group, which used the funds to run an ad supporting a socially conservative Republican candidate for governor of Minnesota. Along the way, Target enraged the gay community, offering up a cautionary tale for other corporations about taking sides in political campaigns.”1

In that case, the company made a $150,000 contribution to MN Forward, a group supporting Tom Emmer, a gubernatorial candidate in Minnesota who opposed marriage equality. In response to the donation, the company experienced boycotts, public backlash and degradation of employee morale.2

In another example, activists launched boycotts of Valero and Tesoro in 2010, after the two Texas-based oil companies contributed millions to a campaign to repeal California legislation designed to reduce greenhouse gas emissions.3

Because it is extremely difficult to determine which contributions may be considered controversial, and very small monetary amounts can expose the company to significant backlash, the proponent contends that it is in Target’s best interest to eliminate the risk entirely by refraining from political campaign contributions.

1 Ira Boudway, “Target's Off-Target Campaign Contribution,” Bloomberg Business Week, August 5, 2012, available at: http://www.businessweek.com/print/magazine/content/10_33/b4191032682244.htm.
2 Tom Scheck, “Target Apologizes For Donation to MN Forward,” Minnesota Public Radio, August 10, 2010.
3 Vicki Vaughan, “Oil Refiners Fight California Greenhouse Gas Law,” San Antonio Express-News, May 20, 2010.

Corporate political campaign spending is becoming increasingly unpopular among the general public
In the two election cycles following the US Supreme Court’s landmark Citizens United decision4, an unprecedented amount of money has flowed into national and state-level political elections. Spending by outside groups between the 2006 and 2010 mid-term elections rose from nearly $69 million to approximately $305 million in those cycles.5 The number of registered Super PACs alone rose from a mere 17 in August 2010 to 264 by December 2011.

These developments are deeply unpopular among the U.S. public. In February 2010, an ABC News/Washington Post poll found that 80% opposed Citizens United, noting, “[t]he bipartisan nature of these views is striking in these largely partisan times.”6 In a June 2010 Harris poll, 90% of those polled said that big companies “have too much influence in Washington.” 7

In this presidential primary season, there has been an explosion of media coverage devoted to the rise of SuperPacs, 501(c)(4) organizations and other vehicles for unlimited and often secret spending that have emerged from the loopholes affirmed by Citizens United.

Some academic studies indicate that political spending may not have a positive impact on the company’s bottom line and, in fact, may erode shareholder value
While there are academic studies on both sides of this issue, a recent literature review submitted as comment to the SEC in support of a petition that would require public companies to disclose corporate political spending, by Professor Michael Hadani of Long Island University, finds that political spending may not benefit, and in some cases, could harm a company’s bottom line.

“To summarize, this report described the findings of a large scale literature meta-analysis, a large scale empirical analysis and supplemental findings. All of which strongly indicate that firms' political spending, in particular contributions to policy makers, at best has an insubstantial impact on their bottom line and more often results in a negative effect of firm financial performance. Shareholders, as noted above, are already concerned with the opaque nature of firms’ political spending, and with good reason. The results of my empirical analysis alongside the analysis of others provide solid evidence as to the strong possibility that firms' political spending may harm their bottom line over time.”8

4 Delivered in January 2010, Citizens United held that corporations and unions may spend unlimited funds from the general treasury on independent political expenditures.
5 “Total Outside Spending by Election Cycle, Excluding Party Committees,” Center for Responsive Politics, available at: http://www.opensecrets.org/outsidespending/cycle_tots.php
6 “In Supreme Court Ruling on Campaign Finance, the Public Dissents,” ABC News, February 17, 2010, available at: http://abcnews.go.com/blogs/politics/2010/02/in-supreme-court-ruling-on-campaign-finance-the-public-dissents/
7 In a survey conducted even well before Citizens United, 73% of shareholders said they believe that corporate political spending is often undertaken to advance the private political interests of corporate executives rather than the interest of the company and its shareholders. (2006 survey by Mason-Dixon Polling and Research entitled “Corporate Political Spending: A Survey of American Shareholders,” available at http://www.politicalaccountability.net/index.php?ht=a/GetDocumentAction/i/918.)
8 Submission By Professor Michael Hadani, PhD, Assistant Professor of Management, Long Island University, to Ms. Elisabeth M. Murphy, Secretary, Securities and Exchange Commission, Committee on Disclosure of Corporate Political Spending Petition for Rulemaking (August 3, 2011), File No. 4-637, October 13, 2011 (emphasis added).

In his review, Professor Hadani cites the following findings from various studies:

“The results indicate that both firms’ year to year political spending and across year speeding had a negative effect on firms’ market value; firms spending more on donations to politicians had a lower market worth. Further, firms’ spending more on donations to politicians had no effect on their return on sales. Taken together, the large scale analysis results indicate that firms' donations to politicians are not effective in promoting firms’ outcomes and indeed may harm them.”9

“The idea that investors may be penalized by firms' political activity has received more support -a recently published study by professor Michael Hadani at Long Island University and a working paper by professor John Coates at the Harvard Law School both indicate that shareholders are not in favor of firms’ corporate political activity. These studies show that firms that reduce shareholder power are more politically active and that shareholder equity ownership is lower for politically active firms in comparison to that of non politically active firms. Other research supports the notion that firms' political activity hurts shareholders since it hurts firms' performance, echoing the above findings of the large scale analysis. Specifically the work of professors Rajesh Aggarwal, Felix Meschke, and Tracy Wang at the Carlson School of Management shows that donating money to politicians reduces firm value. Again, shareholders may be hurt by firms' political spending.”10

The proponents recognize that there are other academic studies that come to the opposite conclusion but we remain concerned that the above literature review indicates that some political campaign spending does not necessarily enhance shareholder value, and in certain cases could harm it. Given the risks inherent to this type of spending and the ambiguity around its financial benefits, the proponent believes Target should protect shareholder value by refraining from such spending.

The proposal would not curtail the company’s ability to engage in the political process
Ending political contributions from the corporate treasury would assuredly not prevent Target from participating in the political process or expressing its views to policy makers. This proposal would not eliminate PAC or most types of lobbying expenditures (which among most corporations are typically much larger than political spending from the corporate treasury anyway), or the ability of employees to participate in the political process in a personal capacity.11

9 Submission By Professor Michael Hadani, PhD, Assistant Professor of Management, Long Island University, to Ms. Elisabeth M. Murphy, Secretary, Securities and Exchange Commission, Committee on Disclosure of Corporate Political Spending Petition for Rulemaking (August 3, 2011), File No. 4-637, October 13, 2011 (emphasis added).
10 Submission By Professor Michael Hadani, PhD, Assistant Professor of Management, Long Island University, to Ms. Elisabeth M. Murphy, Secretary, Securities and Exchange Commission, Committee on Disclosure of Corporate Political Spending Petition for Rulemaking (August 3, 2011), File No. 4-637, October 13, 2011 (emphasis added).
11 The only lobbying expenditures that would be curtailed would be spending on referenda

A growing number of companies are making the decision to refrain from types of political spending
Given the growing consumer sentiment opposing corporate influence over the political process and an increased recognition of the associated risks, an increasing number of companies are refraining from political campaign spending.

According to media reports, the reasons companies are making the determination to refrain from certain political spending is varied.

“Some major corporations — such as Pfizer and UPS — have taken the position that they will not use corporate funds directly either for independent expenditures or for electioneering communications. The reasons for this abnegation include the following: a desire to avoid being constantly battered on all sides for campaign funds by activists associated with candidates or causes; a desire to avoid being caught up in the intensely partisan nature of our current electoral battles, and to present a non-partisan face to national constituencies across the political spectrum; a lack of skill in political advertising; and an understanding that corporate funds may be more effectively spent developing and advocating public policy positions after elections in the Congress, the Executive, the regulatory agencies and the courts.”12

A recent study by the Sustainable Investments Institute documented an increase in the number of companies that assert they do not spend on politics
•	Overall, the study found 64 companies in the fall of 2011 (up from 40 a year earlier), have some type of explicit prohibition.
•	59 companies make no contributions to candidates—this number has doubled growing from 27 companies last year.
•	43 companies refrain from giving to political parties, an increase from 25 in 2010.
•	8 companies reject spending on ballot initiatives, up from just one in 2010.
•	14 companies prohibit contributions to 527s, up from nine.
•
The report acknowledged that there can be a disconnect between company policy and actions and found that “only 23 companies with ‘no spending’ policies actually did not give any money to political committees, parties or candidates in 2010.13

12 Ben W. Heineman Jr. “Tough Dilemmas for Companies on Campaign Spending,” Bloomberg Business Week, January 9, 2012, available at: http://www.bloomberg.com/news/2012-01-09/tough-dilemmas-for-companies-on-campaign-spending.html
13 Heidi Welsh and Robin Young, “Corporate Governance of Political Expenditures: 2011 Benchmark Report on S&P 500 Companies,” Sustainable Investments Institute and IRRC Institute, November 2011.

The proponents contend that this clearly demonstrates that there is growing momentum toward avoiding some types of expenditures all together. As a result, we urge Target to take leadership on this issue and refrain from political spending in its entirety.

Conclusion:
Target’s own experience in 2010 demonstrates that political spending can result in risks to the company’s brand and bottom line. In this election year, there is a heightened focus on the role of corporate money in politics and it is exceedingly difficult to determine what contributions may be perceived as controversial.  Therefore, the only way to eliminate the risk is to refrain from all political spending with treasury funds.

In its opposition statement, Target acknowledges that it embarked on a thorough review of its policies and practices in this area after its experience in 2010 and has subsequently revised its policies. The proponent appreciates that the company has had thoughtful and deliberate discussions on how to best respond to the 2010 contribution controversy, but contends that because contributions are allowed, risk still exists. Furthermore, as the academic research provides growing evidence that corporate political spending does not advance shareholder value, and as more and more companies reject such spending, the proponent urges Target to refrain from making corporate contributions with treasury funds.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; The Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event.  The Green Century Equity Fund urges shareholders to vote for Item number 6 following the instruction provided on the management’s proxy mailing.